Exhibit 99.1

NR 17-04

GOLD RESERVE ANNOUNCES GRANT OF STOCK OPTIONS

SPOKANE, WASHINGTON, February 17, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTCQB: GDRZF) (“Gold Reserve” or the “Company”) announced the grant of 3,125,000 stock options to its officers and directors.  In addition, a total of 1,902,500 stock options were granted to employees and consultants of the Company.  In January, 1,469,500 stock options exercisable at US $2.89 expired.  The stock options granted on February 16, 2017 are exercisable at US $3.15, have a 10-year term, and have been issued under the Company’s existing 2012 Equity Incentive Plan.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”